NEWS RELEASE	RUBICON MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR05-12 JUNE 7, 2005

RUBICON SUBSIDIARY AFRICO RESOURCES LTD. APPOINTS CHIEF OPERATING OFFICER

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX; RBY.AMEX) is pleased to announce that the board of Africo Resources Ltd (“Africo”), a private B.C. Company in which Rubicon holds a 35.6% interest, has appointed Michael J. Keating as Chief Operating Officer for Africo.

Africo’s main asset is the Kalukundi copper-cobalt deposit, located in the DRC in which it is earning a 75% interest. The Kalukundi deposit contains an inferred, near-surface oxide resource* of 16.9 million tonnes grading 3.03% copper and 0.66% cobalt down to a vertical depth of 150m (12.93% copper equivalent grade based on US$0.90 copper and US$15.00 cobalt per pound). Current diamond drilling is designed to upgrade the classification of the resource between 0 and 100 metres below surface, as part of a feasibility study which is scheduled to be completed Q4, 2005.

Mr. Keating, holds a BA BAI from Trinity College, Dublin (1982) and a Mechanical Engineering Certificate of Competency in South Africa (1985) and has over 23 years of project engineering experience including feasibility projects through to the commissioning of several mining projects in South Africa, Namibia and Lesotho. Most recently, Michael was Project Manager for JCI Projects at the Letseng Diamond Mine Project in Lesotho. Michael, who is based in South Africa, will be responsible for all operational affairs of Africo including the completion of ongoing feasibility study at Kalukundi and interaction with project consultants to develop and implement an optimized mining plan for the Kalukundi project.

“Africo is committed to assembling a top class mine-building team that can bring Kalukundi into production. The appointment of Michael Keating brings a wealth of African mine-building experience to Africo and adds to the strong technical team already in place. We believe Kalukundi has the potential to be a significant, low cost copper and cobalt producer. Rubicon and the other board members of Africo are very pleased to welcome such an experienced and talented individual as Michael to the Africo team. ” stated David Adamson.

In order to best provide for the ongoing development of Kalukundi, the board of directors of Africo has approved a mandate for Africo to secure a public listing as soon as is practicable although, to date, no formal application to list on any stock exchange has been made.

RUBICON MINERALS CORPORATION

“David W. Adamson”

President & CEO

*The Kalukundi resource has been categorized in a March 2004 report as an Inferred Resource by SRK Consulting in accordance with the JORC code for reporting of minerals resources which conforms to the requirements of National Instrument 43-101. The report has been prepared by V.M. Simposya, Pr. Sci. Nat and reviewed by Dr. M. Harley, who is a qualified person under the JORC Code, both are in the employ of SRK Consulting. The resource is based on eight drill holes completed in 1986-87 by Gecamines (2696.7 metres) and a further 12 drill holes by JCI Consolidated in 2002 (1439.85 metres). Borehole spacing is at an average 100 metres spacing. Structural measurements and geological contacts from boreholes, drillholes and trenches were used in sectional and, thereafter, three dimensional wireframe models. Uncertainties in the resource derive from poor core recoveries, unknown extent of surface leaching and limited data within 50 metre of surface. The estimate of mineral resources may be materially affected by unknown environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Copper equivalent grade values have been calculated by converting the assay values of cobalt to copper using stated commodity prices. More accurate copper equivalent grades depend on factors such as metal recoveries and treatments to be determined by the feasibility study.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540 - 800 West Pender Street, Vancouver BC CANADA V6C 2V6 www.rubiconminerals.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.